

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 15, 2024

Javier Bitar
Chief Financial Officer and Treasurer
Peakstone Realty Trust
1520 E. Grand Avenue
El Segundo, CA 90245

  Re: Peakstone Realty Trust
    Form 10-K for the Fiscal Year Ended December 31, 2023
    File No. 001-41686

Dear Javier Bitar:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Sincerely,

              Division of Corporation Finance
              Office of Real Estate & Construction

cc: Lewis Kneib